**Remgro**
*Limited*

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

03045272

24 November 2003



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
**WASHINGTON, D.C. 20549**
United States of America

**RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)**

Ladies and Gentlemen

In connection with Remgro Limited's ("the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of the Company's Interim results for the six months ended 30 September 2003, including the declaration of an interim dividend for the six months ending on 30 September 2003.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.



Yours sincerely

Jan W Engelbrecht

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

dw 1/6

# REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480  Share Code REM

# INTERIM REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

- **Negative currency impact of R338 million compared to R342 million gain in the comparative period**
- **Decrease in headline earnings per share : - 0.6%**
- **Increase in "intrinsic value" per share during the period: + 5.6%**
- **Increase in interim dividend per share : + 14.8%**

## REMGRO LIMITED

### ABRIDGED CONSOLIDATED BALANCE SHEET

| | Unaudited 30 September 2003 R million | Unaudited 30 September 2002 R million | Audited 31 March 2003 R million |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 3 287 | 2 879 | 3 149 |
| Biological agricultural assets | 83 | 80 | 83 |
| Investment properties | 22 | 20 | 22 |
| Goodwill and trade marks | 3 323 | 2 652 | 3 361 |
| Investments - Associated companies | 18 558 | 18 191 | 19 844 |
| - Other | 2 061 | 83 | 109 |
| Loans | 226 | 279 | 326 |
| Deferred taxation | 72 | 68 | 84 |
| | 27 632 | 24 252 | 26 978 |
| **Current assets** | 4 651 | 4 943 | 4 075 |
| Cash and cash equivalents | 1 296 | 2 650 | 2 286 |
| Other current assets | 3 355 | 2 293 | 1 789 |
| **Total assets** | 32 283 | 29 195 | 31 053 |
| **EQUITY AND LIABILITIES** | | | |
| **Capital and reserves** | | | |
| Interest of own members | 28 676 | 25 517 | 27 793 |
| Minority interest | 1 561 | 2 024 | 1 583 |
| **Total shareholders' equity** | 30 237 | 27 541 | 29 376 |
| **Non-current liabilities** | 574 | 275 | 351 |
| Retirement benefits | 108 | 63 | 103 |
| Long-term interest-bearing loans | 186 | 97 | 140 |
| Deferred taxation | 280 | 115 | 108 |
| **Current liabilities** | 1 472 | 1 379 | 1 326 |
| Short-term interest-bearing loans | 86 | 32 | 73 |
| Other current liabilities | 1 386 | 1 347 | 1 253 |
| **Total equity and liabilities** | 32 283 | 29 195 | 31 053 |
| **Net asset value per share** (Rand) (attributable to own members) | | | |
| - At book value | R56.72 | R49.03 | R54.46 |
| - At market value/directors' valuation ("intrinsic value") | R81.21 | R92.17 | R76.91 |

## ABRIDGED CONSOLIDATED INCOME STATEMENT

| | Unaudited Six months ended 30 September 2003 R million | 2002 R million | Audited Year ended 31 March 2003 R million |
|---|---|---|---|
| **Revenue of the Company and its subsidiaries** | 6 330 | 5 819 | 11 212 |
| Operating profit before depreciation | 719 | 683 | 1 468 |
| Depreciation | (118) | (100) | (206) |
| Finance costs | (14) | (16) | (45) |
| Profit from normal operations | 587 | 567 | 1 217 |
| Amortisation of goodwill | (92) | (70) | (166) |
| Impairment of assets | 1 | (14) | (24) |
| Exceptional items | (1) | 989 | 1 245 |
| Profit before tax | 495 | 1 472 | 2 272 |
| Taxation | (177) | (201) | (302) |
| Profit after tax of the Company and its subsidiaries | 318 | 1 271 | 1 970 |
| Share of after-tax profit of associated companies | 1 623 | 2 058 | 7 262 |
| - Profit from normal operations | 2 185 | 2 306 | 4 421 |
| - Amortisation of goodwill | (129) | (163) | (308) |
| - Impairment of goodwill | (26) | (50) | - |
| - Impairment of assets | - | - | (63) |
| - Exceptional items | (407) | (35) | 3 212 |
| Group profit after tax | 1 941 | 3 329 | 9 232 |
| Minority interest | (150) | (305) | (488) |
| **Net profit** | 1 791 | 3 024 | 8 744 |
| ***Reconciliation of headline earnings:*** | | | |
| **Basic earnings – Net profit** | 1 791 | 3 024 | 8 744 |
| Plus/(minus) – portion attributable to own members: | | | |
| - Amortisation of goodwill | 221 | 226 | 473 |
| - Impairment of goodwill and assets | 25 | 58 | 72 |
| - Exceptional items | 384 | (805) | (4 354) |
| - Net loss/(surplus), after taxation, on disposal of property, plant and equipment | 1 | (8) | (21) |
| **Headline earnings** | 2 422 | 2 495 | 4 914 |
| ***Segmental analysis – Headline earnings*** | | | |
| Trade mark interests | 1 189 | 1 375 | 2 498 |
| Financial services | 676 | 507 | 1 121 |
| Industrial interests | 310 | 316 | 696 |
| Mining interests | 118 | 153 | 322 |
| Corporate finance and other interests | 129 | 144 | 277 |
| | 2 422 | 2 495 | 4 914 |

## EARNINGS AND DIVIDENDS PER SHARE

| | 30 September 2003 Cents | 30 September 2002 Cents | 31 March 2003 Cents |
|---|---|---|---|
| **Headline earnings** | **475.3** | 478.2 | 945.8 |
| **Basic earnings** | **351.5** | 579.6 | 1 682.9 |
| **Dividends** | | | |
| Ordinary | **101.00** | 88.00 | 248.00 |
| - Interim | **101.00** | 88.00 | 88.00 |
| - Final | | | 160.00 |

## ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Unaudited Six months ended 30 September 2003 R million | Unaudited Six months ended 30 September 2002 R million | Audited Year ended 31 March 2003 R million |
|---|---|---|---|
| Balance at 1 April - as previously reported | **27 809** | 24 047 | 24 047 |
| Prior year adjustments as previously reported | **-** | 15 | 15 |
| Adjustments relating to AC 137 | **(16)** | (16) | (16) |
| Adjusted balance at 1 April | **27 793** | 24 046 | 24 046 |
| Net after tax cumulative opening balance adjustment (AC 133) | **(88)** | - | - |
| Net after tax fair value adjustments for the period (AC 133) | **1 375** | - | - |
| Net profit | **1 791** | 3 024 | 8 744 |
| Dividends paid | **(817)** | (1 215) | (1 674) |
| Exchange rate adjustments | **(718)** | 215 | (2 185) |
| Change in interest in subsidiary companies, associated companies and joint ventures | **(9)** | - | (23) |
| Change in reserves of associated companies and other reserves | **(369)** | (451) | (436) |
| Purchase of shares by wholly-owned subsidiary (treasury shares) | **(295)** | (109) | (704) |
| Long-term share incentive scheme reserve | **13** | 7 | 25 |
| Interest of own members | **28 676** | 25 517 | 27 793 |

## ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

| | Unaudited Six months ended 30 September 2003 R million | Unaudited Six months ended 30 September 2002 R million | Audited Year ended 31 March 2003 R million |
|---|---|---|---|
| Cash generated from operations | **522** | 300 | 1 377 |
| Taxation paid | **(297)** | (125) | (220) |
| Dividends received * | **147** | 1 470 | 2 215 |
| Cash available from operating activities | **372** | 1 645 | 3 372 |
| Dividends paid | **(880)** | (1 239) | (1 773) |
| Net cash inflow from operating activities | **(508)** | 406 | 1 599 |
| Investing activities | **(528)** | 19 | (1 943) |
| Financing activities | **32** | (471) | (82) |
| Net increase/(decrease) in cash and cash equivalents | **(1 004)** | (46) | (426) |
| Cash and cash equivalents at the beginning of the period | **2 251** | 2 677 | 2 677 |
| Cash and cash equivalents at the end of the period | **1 247** | 2 631 | 2 251 |
| Cash and cash equivalents - per balance sheet | **1 296** | 2 650 | 2 286 |
| Bank overdraft | **(49)** | (19) | (35) |

*The dividend from R&R Holdings amounting to R1 014 million (2002: R1 277 million) was received in October 2003 (2002: September 2002).

## ADDITIONAL INFORMATION

| | 30 September 2003 | 30 September 2002 | 31 March 2003 |
|---|---|---|---|
| **Number of shares in issue** | | | |
| - Ordinary shares of 1 cent each | 486 493 650 | 486 493 650 | 486 493 650 |
| - Unlisted B ordinary shares of 10 cents each | 35 506 352 | 35 506 352 | 35 506 352 |
| Total number of shares in issue | 522 000 002 | 522 000 002 | 522 000 002 |
| **Shares repurchased and held in treasury** | | | |
| - Ordinary shares of 1 cent each | (16 442 602) | (1 567 908) | (11 616 128) |
| | 505 557 400 | 520 432 094 | 510 383 874 |
| **Weighted shares in issue** | 509 542 743 | 521 726 610 | 519 565 424 |

In determining the headline and basic earnings per share the weighted number of shares in issue was taken into account.

| | 30 September 2003 R million | 30 September 2002 R million | 31 March 2003 R million |
|---|---|---|---|
| **Listed investments** | | | |
| ***Associated*** | | | |
| - Book value | 7 783 | 6 497 | 7 693 |
| - Market value | 11 057 | 10 188 | 10 911 |
| ***Other*** | | | |
| - Book value | 1 995 | 18 | 44 |
| - Market value | 1 995 | 44 | 47 |
| **Unlisted investments** | | | |
| ***Associated*** | | | |
| - Book value | 10 775 | 11 694 | 12 151 |
| - Directors' valuation | 22 380 | 32 875 | 23 369 |
| ***Other*** | | | |
| - Book value | 66 | 65 | 65 |
| - Directors' valuation | 66 | 74 | 74 |
| **Additions to and replacement of property, plant and equipment** | 257 | 132 | 388 |
| **Capital commitments** | 454 | 363 | 579 |
| (Including amounts authorised, but not yet contracted for) | | | |
| **Dividends received** | | | |
| Dividends included in operating profit | 9 | 8 | 10 |
| Dividends from associated companies set off against investments | 1 627 | 1 462 | 2 095 |
| **Interest received** | | | |
| From unlisted investments and deposits (Included in operating profit) | 194 | 183 | 372 |

# REMGRO LIMITED

## ADDITIONAL INFORMATION (CONTINUED)

| | 30 September 2003 R million | 30 September 2002 R million | 31 March 2003 R million |
|---|---|---|---|
| **Exceptional items** | | | |
| ***Exceptional items of subsidiary companies:*** | | | |
| Net capital surplus/(loss) on the sale of investments and businesses | - | 1 001 | 1 244 |
| Retrenchment costs | - | (12) | - |
| Other | (1) | - | 1 |
| Total before taxation – per income statement | (1) | 989 | 1 245 |
| Taxation | (2) | (36) | (22) |
| Total after taxation | (3) | 953 | 1 223 |
| ***Share of exceptional items of associated companies:*** | | | |
| Net capital surplus on BAT preference shares | - | - | 3 204 |
| Restructuring costs | (372) | (23) | (123) |
| Retrenchment costs | - | (47) | - |
| Net capital surplus/(loss) on sale of investments and businesses | (49) | 12 | 86 |
| Other | (53) | (1) | 6 |
| Taxation effect | 64 | 22 | 37 |
| Attributable to minorities of associated companies | 3 | 2 | 2 |
| Total per income statement | (407) | (35) | 3 212 |
| **Grand total** | (410) | 918 | 4 435 |
| Attributable to minorities | - | (146) | (142) |
| Attributable to own members | (410) | 772 | 4 293 |

## COMMENTS

### 1. ACCOUNTING POLICIES

The interim report is prepared on the historical cost basis, in accordance with South African Statements of Generally Accepted Accounting Practice, the requirements of the South African Companies Act and the Listing Requirements of the JSE Securities Exchange South Africa and incorporates policies which are consistent with those of the previous financial periods, with the exception of accounting for financial instruments and agricultural activities.

### 2. CHANGE IN ACCOUNTING POLICIES

With effect from 1 April 2003 Remgro adopted AC 133 (Financial Instruments: Recognition and Measurement) and AC 137 (Agriculture).

*AC 133*

In accordance with the transitional provisions of AC 133, Remgro and its subsidiaries recorded an after-tax cumulative adjustment loss of R88 million as an opening balance adjustment to reserves to recognise the difference between the carrying values and fair values of financial instruments at 1 April 2003.

Due to the fact that the comparative figures are not restated under the transitional provisions of AC 133, certain items are not directly comparable on a line-for-line basis with that of prior financial periods. The impact of AC 133 being applied by group companies was, excluding R&R Holdings SA (R&R), an increase of R38 million in Remgro's headline earnings (or 7.4 cents per share) for the period under review. The combined effect of the call warrants issued by R&R in January of this year and the application of AC 133 to R&R's results, further increased Remgro's headline earnings by R60 million (or 11.7 cents per share), partly due to the net warrant premium no longer being deferred.

The effect of AC 133 on the interim results is not an indication of what the effect would be for the full year.

*AC 137*

The effect of this accounting standard on Remgro's earnings for the six months under review and the comparative periods was not material, therefore the comparative income statements have not been restated.

*AC 433*

As indicated in the 2003 Annual Report, the Company implemented AC 433 (Consolidation and equity method – Potential voting rights and allocation of ownership interests) during the 2003 financial year. The effect on earnings for the six months ended 30 September 2002 was not material, therefore the comparative income statement was not restated.

The balance sheets have been restated as follows:

| | 30 September 2002<br>R million | 31 March 2003<br>R million |
|---|---|---|
| Decrease in minority interest | (15) | - |
| Decrease in reserves | (1) | (16) |
| Decrease in property, plant and equipment | (97) | (106) |
| Increase/(decrease) in deferred tax liability | 25 | (7) |
| Increase in biological agricultural assets | 80 | 83 |
| Increase in investments – Associated companies | 26 | - |

### 3. RESULTS

- ***Headline earnings***

Total headline earnings decreased by 2.9% to R2 422 million. Headline earnings per share however decreased by only 0.6% from 478.2c to 475.3c due to the favourable impact of the share buy-back programme.

The major factor which influenced headline earnings was the negative impact of the stronger rand on the translation of mainly British American Tobacco Plc's (BAT) profits from sterling to rands:

| Six months to September | 2003 | 2002 |
|---|---|---|
| Average exchange rate (£/R) | **12.2233** | 15.7012 |
| Closing exchange rate (£/R) | **11.5413** | 16.5292 |
| R&R contribution (£m) | **96** | 86 |
| R&R contribution (Rm) | **1 169** | 1 355 |
| (Unfavourable)/favourable impact for the period (Rm) | **(338)** | 342 |

BAT's attributable profit before goodwill and exceptional items increased by 1.7% in sterling before adjustment for the movement in present value of the BAT preference shares and dividends. The percentage interest equity accounted by R&R reduced from 31.5% to 28.8% due to the call warrants issued by R&R in January 2003 which are exercisable in June 2004. The preference shares are now treated as a debt instrument. After the necessary adjustment at the R&R level for the movement in present value of the BAT preference shares and dividends, and after inclusion of the net warrant premium no longer deferred, R&R's adjusted headline earnings increased by 11% and consequently Remgro's share thereof, from £86 million to £96 million. As indicated in the table above, R&R's contribution to Remgro's total headline earnings declined by 14%.

The financial services interests produced solid results, with continued strong profit growth from Absa and FirstRand.

The industrial interests' contribution declined by 2% mainly due to Dorbyl (downsizing), Rainbow (now fully taxable) and Total South Africa (lower margins due to the stronger rand). Transvaal Sugar and Unilever Bestfoods Robertsons increased their contributions to Remgro's headline earnings to R47 million (2002. R32 million) and R66 million (2002: R14 million) respectively.

The contribution by mining interests declined by 23%, mainly due to the fact that Remgro's interest in Impala Platinum (Impala), unbundled by Gencor Limited (Gencor) during June 2003, has not been equity accounted. Gencor, and therefore Impala, was equity accounted during the comparative period.

Corporate and other interests, in aggregate, also produced lower results. While Medi-Clinic's contribution increased by 23% to R112 million, that of corporate treasury decreased from R83 million to R44 million mainly due to cash funds utilised to repurchase shares and lower interest rates.

- ***Basic earnings***

Basic earnings per share, after exceptional items and amortisation of goodwill, decreased by 39% mainly as a result of the non-recurrence of the capital surplus realised on the Robertsons Unilever transaction and the merger of Malbak and Nampak in the comparative period. Remgro's share of the exceptional items of associated companies (mainly BAT) also reduced basic earnings during the period under review.

## 4. INTRINSIC VALUE

Remgro's intrinsic value per share has increased by 5.6% from R76.91 at 31 March 2003 to R81.21 at 30 September 2003.

| R million | 30 September 2003 | 31 March 2003 |
|---|---|---|
| Listed investments | **15 539** | 12 757 |
| Unlisted investments | **23 548** | 24 487 |
| Sundry investments | **249** | 229 |
| Other net assets | **93** | 143 |
| Cash at the centre | **1 630** | 1 639 |
| | **41 059** | 39 255 |
| Issued shares less repurchased (million) | **505.6** | 510.4 |
| Intrinsic value per share (R) | **81.21** | 76.91 |

Full details are available on the website and will be included in the interim report that will be mailed to shareholders.

## 5. REVENUE

| - of the Company and its subsidiaries | 30 September 2003 R million | 2002 R million | 31 March 2003 R million |
|---|---|---|---|
| Revenue, excluding dividends and interest | **4 500** | 4 166 | 8 735 |
| Dividends and interest | **1 830** | 1 653 | 2 477 |
| Total revenue | **6 330** | 5 819 | 11 212 |

Due to the nature and composition of the Group, segmental analysis in respect of revenue is not meaningful.

## 6. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by a one-third shareholding in R&R Holdings SA, Luxembourg, (R&R). The other two-thirds are held by Compagnie Financière Richemont SA (Richemont).

In the period under review, R&R equity accounted its effective 28.8% (2002: 31.5%) interest in BAT for the full six-month period. As explained in the 2003 Annual Report, the BAT preference shares held by R&R are being treated as a debt instrument as from January 2003 and no longer equity accounted. This is a consequence of the call warrants issued by R&R which are exercisable in June 2004. The movement in the present value of the preference shares is accounted accordingly. It was also mentioned previously that the deferred net warrant premium would be included in equity accounted income during the period under review. R&R's interest in the ordinary shares of BAT has increased from 27.9% at 31 March 2003 to the present level of 28.8% due to the impact of the BAT share buy-back programme.

R&R's share of BAT's earnings for the six months to 30 September 2003 is based on BAT's results for the nine-month period to 30 September 2003, less the results for the quarter to 31 March 2003.

R&R's contribution to Remgro's headline earnings is as follows:

| | Six months to September 2003 £ million | 2002 £ million |
|---|---|---|
| **Attributable profit of BAT before goodwill and exceptional items** | **828** | 814 |
| Movement in present value of BAT preference shares and dividends | **(20)** | - |
| Adjusted attributable profit of BAT for the six months ended 30 September | **808** | 814 |
| R&R's 28.8% (2002: 31.5%) share of the adjusted attributable profit of BAT for the six months to 30 September | **233** | 256 |
| Movement in present value of BAT preference shares and dividends | **20** | - |
| R&R's other income | **4** | 3 |
| R&R's headline earnings for the six months ended 30 September | **257** | 259 |
| Net warrant premium no longer deferred | **30** | - |
| **R&R's adjusted headline earnings for the six months ended 30 September** | **287** | 259 |
| Remgro's 33.33% share thereof | **96** | 86 |
| | **R million** | R million |
| **Translated at the average £/R rate of 12.2233 (2002: 15.7012)** | **1 169** | 1 355 |

BAT's operating profit for its most recently reported nine-month period to 30 September, excluding goodwill amortisation and exceptional items, increased by 3% to £2 115 million as volumes grew by 1% to 584 billion cigarettes with the four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall showing growth of 13%.

All BAT's regions contributed to the growth in operating profit except for the American Pacific region. This region's profit of £728 million was down £30 million from the comparative period as the impact of very difficult trading conditions continuing in the US cigarette business and exchange rate movements were only partly offset by strong profit increases from Canada, Japan and South Korea. In the US market, industry profitability was severely affected by continued competitive pricing and promotional activities, as well as industry volumes down 7% due to excise tax increases and lower wholesale inventory levels.

In Asia-Pacific, regional profit rose by £9 million to £358 million, with outstanding performances in Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty free.

In Latin America, profit of £335 million was £19 million higher with increased contributions from many markets in the region and a first time contribution from the acquisition in Peru. The excellent regional result was achieved despite the difficult economic conditions in many of the countries and the impact of currency devaluations.

Excluding restructuring costs in the UK, operating profit in Europe was up £29 million to £444 million, as lower marketing costs in the UK and significantly higher profits in Russia, Hungary and Netherlands, as well as the strengthening of the euro, more than offset lower profit from France.

In the Africa and Middle East region, profit at £250 million was up by £43 million, despite the costs of continuing investments in building the business in Turkey, reflecting generally good performances and the impact of the strong South African rand.

BAT's adjusted diluted earnings per share grew 5% in the nine months to September 2003 to 51.47p as higher operating profits and the benefits from the share buy-back programmes more than offset the increases in net interest paid and the minority interest charge.

During the period under review, BAT has announced proposals to restructure certain of its businesses. These included the consolidation of manufacturing operations in the UK and a major restructuring of the business in Canada. BAT's results for the nine-month period to 30 September 2003 included an exceptional charge of £302 million in respect of the costs associated with these restructuring activities. In addition, the company incurred a loss on disposal of a US subsidiary totalling £62 million.

BAT has also been active in terms of acquiring businesses, having acquired a controlling interest in Peru's leading tobacco company Tabacalera Nacional S.A.A., having made a successful bid (subject to European Commission approval) for the Italian state tobacco company Ente Tabacchi Italiani S.p.A. and having bought a 67.8% holding in the Serbian tobacco company Duvanska Industrija Vranje.

In addition, in October 2003, BAT announced an agreement to combine its US subsidiary Brown & Williamson's domestic business with RJ Reynolds (RJR) to form Reynolds American, a new holding company to be 58% owned by RJR shareholders and 42% owned by BAT. BAT also announced that it would sell its US smoking tobacco and cigar business to Reynolds American for US$400 million in cash. Reynolds American will have a combined share of some one third of the US domestic market.

## 7. OTHER INVESTMENTS

The most important changes since 1 April 2003 were as follows:

**Repurchase of Remgro shares**
During the period under review, Remgro's wholly-owned subsidiary company, Remgro Investments (Proprietary) Limited, acquired a further 4 826 474 ordinary Remgro shares (1.0 % of the ordinary shares) at an average price of R61.22 for a total amount of R295.5 million. Together with those acquired in the previous financial year, a total of 16 442 602 (3.4%) shares are held in treasury.

**Total South Africa (Proprietary) Limited**
On 30 April 2003 the shareholders of Total South Africa, namely Total France, Remgro and Old Mutual, restructured their shareholding and Total South Africa issued 25% of its voting capital to Tosaco (Proprietary) Limited (Tosaco) in exchange for cash. Total France now has 50.1%, Remgro 24.9% and Tosaco 25.0% of Total South Africa.

**Gencor Limited (Gencor)**
The unbundling of Gencor's interest in Impala Platinum Holdings Limited (Impala) by way of a dividend in specie was approved by Gencor's shareholders on 25 April 2003.

Gencor shareholders received their Impala shares on 18 June 2003. On 30 September 2003 Remgro's interest in Impala was 5.0%.

**Sage Group Limited (Sage)**
In 2003 Sage raised additional capital in the amount of R350 million by way of an issue of shares to a consortium of investors, represented by, and including, AVASA Holdings Limited as well as a rights issue to all shareholders of Sage.

In terms of the rights issue and underwriting agreement, Remgro subscribed for 54 177 337 Sage shares for a total consideration of R89.4 million. On 30 September 2003 Remgro's effective interest in Sage was 21.6%.

**Rainbow Chicken Limited (Rainbow)**
During August 2003 Remgro acquired a further 10.0% in Rainbow at a cost of R119.3 million. Remgro's interest in Rainbow is now 64.5%.

## DIVIDENDS

Notice is hereby given that an interim dividend of 101 cents (2002: 88 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2003.

**Dates of importance:**

| | |
|---|---|
| Last day to trade in order to participate in the interim dividend | Friday, 9 January 2004 |
| Trading on or after this date will be ex the interim dividend | Monday, 12 January 2004 |
| Record date | Friday, 16 January 2004 |
| Payment date | Monday, 19 January 2004 |

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 12 January 2004, and Friday, 16 January 2004, both days inclusive.

On payment date, if so mandated, dividends due to holders of certificated securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with their Central Securities Depository Participant (CSDP) or broker.

Signed on behalf of the Board of Directors.

**Johann Rupert**
*Chairman*

**Thys Visser**
*Chief Executive Officer / Deputy Chairman*

Stellenbosch
24 November 2003

# DIRECTORATE

**Non-executive directors**
Johann Rupert *(Chairman)*,
P E Beyers, G D de Jager, J W Dreyer, P K Harris,
E de la H Hertzog, E Molobi, J F Mouton,
F Robertson, P G Steyn

**Executive directors**
M H Visser *(Chief Executive Officer/ Deputy Chairman)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

# CORPORATE INFORMATION

**Secretary**
M Lubbe (Mrs)

**Listing**
JSE Securities Exchange South Africa
*Sector:* Financial – Investment Companies

**American depositary receipt (ADR) program**
Cusip number 75956M107 ADR to ordinary share 1 : 1

**Depositary**
The Bank of New York, 620 Avenue of the Americas, New York NY 10011

**Business address and registered office**
Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

**Transfer office**
Computershare Limited, 70 Marshall Street, Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

**Auditors**
PricewaterhouseCoopers Inc.,
Stellenbosch

**Sponsor**
Rand Merchant Bank (A division of FirstRand Bank Limited)
Corporate Finance

**Website**
**www.remgro.com**